UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT
ArthroCare Corporation
(Exact name of registrant as specified in its charter)
001-34607
(Commission File Number)

Delaware	94-3180312
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7000 W. William Cannon, Building One, Austin, Texas 78735
(Address of principal executive offices) (Zip Code)

Todd Newton
(512) 391-3900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

ARTHROCARE CORPORATION
 Form SD
For the year ended December 31, 2013

TABLE OF CONTENTS

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
A copy of ArthroCare Corporation's Conflict Minerals report is provided as Exhibit 1.01 hereto and is publicly available at www.arthrocare.com. The website and information accessible through it are not incorporated into this specialized disclosure.

Item 1.02 Exhibit
See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 - Exhibits

Item 2.01 - Exhibits
Exhibit 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARTHROCARE CORPORATION
(Registrant)

Date: June 2, 2014	/s/ Todd Newton
Todd Newton
Executive Vice President, Chief Financial Officer and Chief Operating Officer